SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d)
AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

Fastly, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31188V100

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐            Rule 13d-1(b)

☐            Rule 13d-1(c)

☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 12 Pages

Exhibit Index Contained on Page 11

CUSIP NO. 31188V100	13 G	Page 2 of 12

1	NAME OF REPORTING PERSON August Capital VI, L.P. (“August VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER See response to row 5.
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.0%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 31188V100	13 G	Page 3 of 12

1	NAME OF REPORTING PERSON August Capital VI Special Opportunities, L.P. (“August VI SO”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
396,542 shares, except that ACM VI, the general partner of August VI SO, may be deemed to have sole power to vote these shares, and W. Eric Carlborg (“Carlborg”), Howard Hartenbaum (“Hartenbaum”) and David M. Hornik (“Hornik”), the members of ACM VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
396,542 shares, except that ACM VI, the general partner of August VI SO, may be deemed to have sole power to dispose of these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	396,542
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%
12	TYPE OF REPORTING PERSON	PN

CUSIP NO. 31188V100	13 G	Page 4 of 12

1	NAME OF REPORTING PERSON August Capital Management VI, L.L.C. (“ACM VI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
396,542 shares, of which all are directly owned by August VI SO. ACM VI, the general partner of August VI SO, may be deemed to have sole power to vote these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VI, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
396,542 shares, of which all are directly owned by August VI SO. ACM VI, the general partner of August VI SO, may be deemed to have sole power to vote these shares, and Carlborg, Hartenbaum and Hornik, the members of ACM VI, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	396,542
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.4%
12	TYPE OF REPORTING PERSON	OO

CUSIP NO. 31188V100	13 G	Page 5 of 12

1	NAME OF REPORTING PERSON W. Eric Carlborg (“Carlborg”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 80,459 shares
6	SHARED VOTING POWER
		396,542 shares, of which all are directly owned by August VI SO. ACM VI is the general partner of August VI SO, and Carlborg, a member of ACM VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 80,459 shares
8	SHARED DISPOSITIVE POWER
		396,542 shares, of which all are directly owned by August VI SO. ACM VI is the general partner of August VI SO, and Carlborg, a member of ACM VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	477,001
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.5%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 31188V100	13 G	Page 6 of 12

1	NAME OF REPORTING PERSON Howard Hartenbaum (“Hartenbaum”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 200,000 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		396,542 shares, of which all are directly owned by August VI SO. ACM VI is the general partner of August VI SO, and Hartenbaum, a member of ACM VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 200,000 shares
8	SHARED DISPOSITIVE POWER
		396,542 shares, of which all are directly owned by August VI SO. ACM VI is the general partner of August VI SO, and Hartenbaum, a member of ACM VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	596,542
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 31188V100	13 G	Page 7 of 12

1	NAME OF REPORTING PERSON David M. Hornik (“Hornik”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF	5	SOLE VOTING POWER 175,800 shares
SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	6	SHARED VOTING POWER
		396,542 shares, of which all are directly owned by August VI SO. ACM VI is the general partner of August VI SO, and Hornik, a member of ACM VI, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 175,800 shares
8	SHARED DISPOSITIVE POWER
		396,542 shares, of which all are directly owned by August VI SO. ACM VI is the general partner of August VI SO, and Hornik, a member of ACM VI, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	572,342
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.6%
12	TYPE OF REPORTING PERSON	IN

CUSIP NO. 31188V100	13 G	Page 8 of 12

ITEM 1(A).	NAME OF ISSUER

Fastly, Inc.

ITEM 1(B).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

475 Brannan Street, Suite 300

San Francisco, California 94107

ITEM 2(A).	NAME OF PERSONS FILING

This Statement is filed by August Capital VI, L.P., a Delaware limited partnership (“August VI”), August Capital VI Special Opportunities, L.P. (“August VI SO”), August Capital Management VI, L.L.C., a Delaware limited liability company (“ACM VI”), and W. Eric Carlborg (“Carlborg”), Howard Hartenbaum (“Hartenbaum”) and David M. Hornik (“Hornik”). The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ACM VI, the general partner of August VI and August VI SO, may be deemed to have sole power to vote and sole power to dispose of shares of the issuer directly owned by August VI and August VI SO.

Carlborg, Hartenbaum and Hornik are members of ACM VI and may be deemed to have shared power to vote and shared power to dispose of shares of the issuer directly owned by August VI and August VI SO.

ITEM 2(B).	ADDRESS OF PRINCIPAL BUSINESS OFFICE

The address for each reporting person is:

August Capital

PMB #456

600 4th Street

San Francisco, California 94107

ITEM 2(C).	CITIZENSHIP

August VI and August VI SO are Delaware limited partnerships. ACM VI is a Delaware limited liability company. Carlborg, Hartenbaum and Hornik are United States Citizens.

ITEM 2(D) and (E).	TITLE OF CLASS OF SECURITIES AND CUSIP NUMBER

Class A Common Stock

CUSIP # 31188V100

ITEM 3.	Not Applicable.

ITEM 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information with respect to the ownership of the Common Stock of the issuer by the persons filing this Statement is provided as of December 31, 2020 (based on 101,178,933 shares of Class A Common Stock of the issuer outstanding.

CUSIP NO. 31188V100	13 G	Page 9 of 12

(a)	Amount beneficially owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:       ☒ Yes

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Under certain circumstances set forth in the limited partnership agreements of August VI and August VI SO, and the limited liability company agreement of ACM VI, the general and limited partners or members, as the case may be, of each of such entities may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the issuer owned by each such entity of which they are a partner or member, as the case may be.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

Not applicable.

CUSIP NO. 31188V100	13 G	Page 10 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

AUGUST CAPITAL VI, L.P., a Delaware Limited Partnership

AUGUST CAPITAL VI SPECIAL OPPORTUNITIES, L.P., a Delaware Limited Partnership

AUGUST CAPITAL MANAGEMENT VI, L.L.C., a Delaware Limited Liability Company

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

W. ERIC CARLBORG
HOWARD HARTENBAUM
DAVID M. HORNIK

By:	/s/ Abigail Hipps
Abigail Hipps
Attorney-in-Fact*

*Signed pursuant to a Power of Attorney already on file with the appropriate agencies.

CUSIP NO. 31188V100	13 G	Page 11 of 12

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

CUSIP NO. 31188V100	13 G	Page 12 of 12

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Class A Common Stock of Fastly, Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.